Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

December 11, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Erin Purnell

Re:	Mercantil Bank Holding Corporation

Registration Statement on Form S-1

Registration File No. 333-227744

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Mercantil Bank Holding Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:15 PM, Eastern Daylight Time, on December 12, 2018 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Jones Day, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that approximately 3,200 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from November 26, 2018 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Andrea J. Lanham
Name: Andrea J. Lanham
Title: VP, Syndicate Operations

[Signature Page to Underwriters’ Acceleration Request]